FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC GLOBAL BANKING & MARKETS INVESTOR UPDATE

HSBC Holdings plc ('HSBC') is today holding an update for investors and analysts on HSBC's Global Banking & Markets business. A live video webcast of the event, which starts at 09:30 BST, will be available at http://www.hsbc.com/investor-relations/events-and-presentations/gb-and-m/investor/update-webcast. The speakers will be: Samir Assaf, CEO of Global Banking & Markets; Gerard Mattia, CFO of Global Banking & Markets and North America; Robin Phillips, Co-Head of Global Banking; Matthew Westerman, Co-Head of Global Banking; Thibaut de Roux, Global Head of Markets; Cian Burke, Head of HSBC Security Services; and Diane Reyes, Global Head of Global Liquidity and Cash Management.

A copy of the presentation to investors and analysts will be available to view and download at http://www.hsbc.com/investor-relations/events-and-presentations.

Investor enquiries to:
UK - Richard O'Connor	Tel: +44 (0) 20 7991 6590
Hong Kong - Hugh Pye	Tel: +852 2822 4908
Media enquiries to:
UK - Morgan Bone	Tel: +44 (0) 20 7991 1898
Hong Kong - Gareth Hewett	Tel: +852 2822 4929

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,000 offices in 70 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,416bn at 31 March 2017, HSBC is one of the world's largest banking and financial services organisations.

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/1717I_-2017-6-15.pdf

Exhibit 1	GBM Investor Update Presentation dated 15 June 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 15 June 2017